

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Chin Hon Siang Alex
Chief Financial Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County, Fujian Province 353500
China

> **Re:** **Asia Green Agriculture Corporation**
> **Schedule 13E-3 filed by Asia Green Food Enterprise Limited, AGF**
> **Industrial Limited, Mr. Youdai Zhan et al.**
> **Filed June 25, 2014**
> **File No. 005-84824**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please make the disclosures required by Items 1004(e) and 1014(e) of Regulation M-A.

Background of the Transaction, page 7

2.   Please describe how and why the transaction consideration increased.

Effect of the Merger

General, page 14

3.   Please disclose, preferably in tabular format, the effect of the Rule 13e-3 transaction on each filing person's interest in the net book value and net earnings of AGAC in terms of both dollar amounts and percentages.

Factors Considered In Determining Fairness, page 18

4.   Please provide fairness disclosure from all filing parties, not merely Mr. Zhan. Please also advise how you determined that AGAC does not need to make a fairness determination under Item 1014 of Regulation M-A.

5.   Clarify your disclosure to explain how the third and fifth bullet points on page 18 are consistent with each other, or otherwise revise your disclosure. Please also revise your disclosure to explain how the fifth, sixth and seventh bullet points are indicative of fairness.

Preparer and Summary of the Report, Opinion or Appraisal, page 21

6.   We note disclosure that the financial analysis should not be construed as a fairness or valuation opinion. Please advise how you came to this determination.

7.   We note disclosure that the financial analysis was not intended to, and did not, confer any rights or remedies upon any other person. We note similar language in the financial analysis itself, as well as a statement that the financial analysis should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Please remove these statements. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the financial analysis including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Selected Public Companies Analysis, page 25

8.   Please advise why Asia Green numbers are not provided for comparison with the measures appearing in the first row on page 26. Please also disclose the implied valuation resulting from this analysis and how that was derived from the data presented.

Selected Transactions Analysis, page 27

9.   Please summarize the results of this analysis even though the financial advisor did not consider them meaningful.

Fees and Expenses, page 27

10.   Please disclose the fees paid to Duff & Phelps in connection with its prior engagement, or clarify that these fees are included in the $350,000 payment.

Management Projections, page 29

11.   Please disclose all projections prepared by or on behalf of the company that are materially related to the transaction.

Trading Market and Price, page 30

12.   Please disclose the high and low sales prices for the common stock, rather than the high and low bid prices, and include up-to-date information in the chart. See Item 1002(c) of Regulation M-A.

Source of Funds, page 42

13.   Please state, if true, that the total amount of funds will be provided by Mr. Zhan from his cash on hand.

Summary Financial Information, page 44

14.   Please disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A.

15.   In the first full paragraph on page 19, please disclose the actual net book value.

16.   We note your disclosure that the financial analyses are reflective of AGAC's going concern value. To the extent that the filing persons based their fairness determination on the analysis undertaken by others, the filing persons must expressly adopt this analysis

and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise your disclosure accordingly.

<u>Schedule I</u>

17. Please include the percentage of common stock that is beneficially owned by each filing person. See Item 1008(a) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        James A. Mercer III, Esq.
        Sheppard, Mullin, Richter & Hampton LLP

Joseph W.K. Chan, Esq.
Sidley Austin LLP